======================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                     -----------------------------

                            AMENDMENT NO. 1
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                     -----------------------------

                             CONRAIL INC.

                       (Name of Subject Company)
                     -----------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                     -----------------------------

                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                     -----------------------------


  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                     -----------------------------


                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

======================================================================

                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 6, 1996 (as amended, the "CSX Schedule 14D-9"), with respect to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase up to an aggregate of 18,344,845 Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the CSX
Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On December 9, 1996, three shareholders of Conrail (who earlier had filed a complaint individually and derivatively on behalf of Conrail making allegations substantially similar to those made in the original and amended Norfolk complaints) moved for leave to file a Second Amended Complaint against Conrail, CSX and certain other defendants. If leave is granted, the Second Amended Complaint will allege the following additional claims:

          (i) that the share ownership of CSX and the directors of Conrail as individuals should be aggregated for purposes of determinations under Subchapter E because CSX and the individual directors of Conrail are allegedly "acting in concert" for purposes of Subchapter 25E, and accordingly the requirement in Subchapter 25E requiring persons who have 20% or more of the voting power of a Pennsylvania corporation to offer to purchase for cash the remaining shares (for "fair value") has allegedly been triggered; and

         (ii) that it is a breach of the fiduciary duties of the directors of Conrail to have agreed to postpone the Pennsylvania Special Meeting in the event that insufficient votes are required to assure receipt of the Pennsylvania Shareholder Approval.

As additional relief, the shareholder plaintiffs seek a declaration that CSX and the directors of Conrail are obligated to make the "fair value" payments required by Subchapter 25E and that the Pennsylvania Special Meeting may not be postponed and that no second vote to seek the Pennsylvania Shareholder Approval may be held.

          On December 10, 1996, CSX and Conrail issued a press release, a copy of which is attached hereto as Exhibit (a)(8) and incorporated herein by reference.

Item 9.  Materials to be filed as Exhibits.

        Item 9 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

        (a)(8)        Text of press release issued by CSX and
                      Conrail dated December 10, 1996.

                        SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By  /s/ Timothy T. O'Toole
                                -------------------------------------
                                Name:  Timothy T. O'Toole
                                Title: Senior Vice President--Finance


Dated as of December 12, 1996

                      EXHIBIT INDEX

Exhibit                 Description                          Page No.

*(a)(1)    Offer to Purchase dated December 6, 1996
           (incorporated by reference to Exhibit
           (a)(1) to CSX's and Purchaser's Tender Offer
           Statement on Schedule 14D-1 dated
           December 6, 1996, as amended (the "CSX
           14D-1"))..............................................

*(a)(2)    Letter of Transmittal (incorporated by
           reference to Exhibit (a)(2) to the CSX
           14D-1)................................................

*(a)(3)    Text of press release issued by CSX dated
           December 6, 1996 (incorporated by reference
           to Exhibit (a)(7) to the CSX 14D-1)...................

*(a)(4)    Letter to shareholders of Conrail dated
           December 6, 1996......................................

*(a)(5)    Form of Summary Advertisement dated
           December 6, 1996 (incorporated by reference to
           Exhibit (a)(5) to the CSX 14D-1)......................

*(a)(6)    Opinion of Lazard Freres & Co. LLC
           (incorporated by reference to
           Exhibit (a)(14) to the Solicitation/Recommendation
           Statement on Schedule 14D-9 of Conrail
           dated October 16, 1996, as amended,
           relating to the First Offer (the
           "First 14D-9")).......................................

*(a)(7)    Opinion of Morgan Stanley & Co.
           Incorporated (incorporated by reference to
           Exhibit (a)(15) to the First 14D-9)...................

 (a)(8)    Text of press release issued by Conrail and
           CSX dated December 10, 1996...........................

 (b)       Not applicable........................................

*(c)(1)    Agreement and Plan of Merger dated as of
           October 14, 1996 (incorporated by reference
           to Exhibit (c)(1) to CSX's and Purchaser's
           Tender Offer Statement on Schedule 14D-1
           dated October 16, 1996, as amended,
           relating to the First Offer (the "First CSX
           14D-1"))..............................................

*(c)(2)    First Amendment to Agreement and Plan of
           Merger dated as of November 5, 1996
           (incorporated by reference to Exhibit
           (c)(7) to the First CSX 14D-1)........................

*(c)(3)    Conrail Stock Option Agreement dated as of
           October 14, 1996 (incorporated by reference
           to Exhibit (c)(2) to the First CSX 14D-1).............

*(c)(4)    CSX Stock Option Agreement dated as of
           October 14, 1996 (incorporated by reference
           to Exhibit (c)(3) to the First CSX 14D-1).............

*(c)(5)    Voting Trust Agreement dated as of
           October 15, 1996 (incorporated by reference to
           Exhibit (c)(4) to the First CSX 14D-1)................

*(c)(6)    Employment Agreement of Mr. LeVan dated as
           of October 14, 1996 (incorporated by
           reference to Exhibit (c)(5) to the First
           14D-9)................................................

*(c)(7)    Change of Control Agreement of Mr. LeVan
           dated as of October 14, 1996 (incorporated
           by reference to Exhibit (c)(6) to the First
           14D-9)................................................

*(c)(8)    Answer and Defenses of Conrail, CSX and the
           individual defendants to Second Amended
           Complaint, and Counterclaim of Conrail and
           CSX in Norfolk Southern et al. v. Conrail
           Inc. et al., filed on December 5, 1996, in
           the United States District Court for the
           Eastern District of Pennsylvania
           (incorporated by reference to
           Exhibit (c)(8) to the Solicitation/Recommendation
           Statement on Schedule 14D-9 of Conrail
           dated November 6, 1996, as amended, relating to
           the Norfolk Offer)....................................

*(c)(9)    Pages 4-5 and 9-14 of Conrail's Proxy
           Statement dated April 3, 1996 (incorporated by reference to Exhibit (c)(7) to the First 14D-9)



---------------------
* Previously filed